Exhibit 21.1

SUBSIDIARIES

Incorporation/Organization	Jurisdiction of
Mastech, Inc.	Pennsylvania
Mastech Alliance, Inc.	Pennsylvania
Mastech Trademark Systems, Inc.	Delaware
Mastech Resourcing, Inc.	Pennsylvania
Mastech Staffing Services PVT Ltd	India